REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Travelbag Holdings Ltd

We have audited the accompanying consolidated profit and loss accounts and consolidated statements of cash flows of Travelbag Holdings Ltd. for each of the three years in the period ended 31 March 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of Travelbag Holdings Ltd's operations and its consolidated cash flows for each of the three years in the period ended 31 March 2002, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 14 of Notes to the Accounts).

/s/ Ernst & Young

Ernst & Young LLP

Reading, England.

4 February 2004

TRAVELBAG HOLDINGS LIMITED
GROUP PROFIT AND LOSS ACCOUNT

		Year ended 31 March
		2002	2001	2000
		£000	£000	£000
Turnover
Ongoing		21,332	20,734	18,057
Acquisitions		2,367	—	—
		23,699	20,734	18,057
Administrative expenses
Ongoing		21,358	19,614	19,972
Acquisitions		1,836	—	—
		23,194	19,614	19,972
Operating Profit/(Loss)	2
Ongoing		(26)	1,120	(1,915)
Acquisitions		531	—	—
		505	1,120	(1,915)
Profit on sale of fixed assets		456	—	—
Interest receivable and similar income	5	827	901	561
Other income		6	—	89
		833	901	650
Profit/(Loss) on Ordinary Activities Before Taxation		1,794	2,021	(1,265)
Tax on profit/(loss) on ordinary activities	6	226	687	(368)
Profit/(Loss) for the Financial Year (1)		1,568	1,334	(897)
Non-equity dividends	8	38	38	—
Profit/(Loss) Retained for the Financial Year		1,530	1,296	(897)

There are no recognised gains or losses other than the profit/(loss) for the financial year.

(1)	Profit for the financial years ended 31 March 2001 and 2002, as adjusted for the effects of the significant differences between UK GAAP and US GAAP is set forth in note 14 of notes to the accounts.

TRAVELBAG HOLDINGS LIMITED
STATEMENT OF GROUP CASH FLOWS

			Year ended 31 March
			2002	2001	2000
	Notes		£000	£000	£000
Net cash (outflow)/inflow from operating activities	10	(a)	(2,275)	1,067	1,185
Returns on investments and servicing of finance	10	(b)	833	901	555
Taxation	10	(b)	(576)	(2)	(325)
Capital expenditure and financial investment	10	(b)	(1,652)	(726)	(1,367)
Acquisitions and disposals	10	(b)	7,770	—	—
Net cash inflow before use of management of liquid resources and financing			4,100	1,240	48
Management of liquid resources	10	(c)	(4,845)	(841)	(4,440)
Financing	10	(c)	1,000	—	—
Increase/(Decrease) in Cash			255	399	(4,392)

The significant differences between the cash flow statement presented above for the financial years ended 31 March 2001 and 2002 and that required under US GAAP are set forth in note 14 of notes to the accounts.

Reconciliation of net cash flow to movement in net funds

			Year ended 31 March
			2002	2001	2000
	Notes		£000	£000	£000
Increase/(decrease) in cash			255	399	(4,392)
Cash outflow to short-term deposits	10	(c)	4,845	841	4,440
New bank loan			(1,000)	—	—
Change in net funds resulting from cash flows			4,100	1,240	48
Director loan			(58)	—	—
Movement in Net Funds			4,042	1,240	48
Net Funds at 1 April	10	(d)	14,942	13,702	13,654
Net Funds at 31 March	10	(d)	18,984	14,942	13,702

Non-cash transaction

The acquisition of Bridge The World Travel Service Limited in 2002 was effected through the issue of share capital and did not involve the payment of cash considerations.

TRAVELBAG HOLDINGS LIMITED
NOTES TO THE ACCOUNTS

1.    Accounting Policies

Accounting convention

The accounts are prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

Group reconstruction

Travelbag Holdings Limited was incorporated on 22 March 2000 and on 30 March 2000 commenced the acquisition of the entire share capital of Travelbag plc as part of a group reconstruction. The Company issued a total of 12,530,294 ordinary shares, 1,392,388 A ordinary shares and 1,250,000 preference shares. This transaction involved a series of steps to achieve the stated result, which completed on 30 March 2001.

Certain of the detailed steps in the reconstruction involved cash consideration and changes to the relative rights of the ultimate shareholders and to the rights of minority interests. As a result, the detailed accounting requirements of Schedule 4A to the Companies Act 1985 and Financial Reporting Standard No. 6, 'Acquisitions and Mergers' would require that the group reconstruction be accounted for as an acquisition. This would have resulted in all of the separable assets and liabilities of the group at the date of the reconstruction being recorded at their fair values, substantial goodwill and goodwill amortisation charges arising and only post reconstruction results being reported in the group profit and loss account. In the opinion of the directors, this would not have given a true and fair view of the state of affairs of the group and of its results as in substance the group reconstruction represented a change in identity of the holding company in order to facilitate a dilution of the interests of the shareholders of Travelbag plc, through the introduction of a new third party shareholder but with overall control remaining with the same principal shareholder. Consequently, the group reconstruction has been accounted for using merger accounting principles for all periods presented as the directors consider this necessary in order to meet the overriding requirement of the Companies Act 1985 to show a true and fair view. The directors consider that it is not practicable to quantify the effect of this departure from the requirements of the Companies Act and of accounting standards.

Basis of consolidation

The group accounts consolidate the accounts of Travelbag Holdings Limited and all its subsidiary undertakings drawn up to 31 March. Bridge The World Travel Service Limited has been included in the group accounts using the acquisition method of accounting, with goodwill arising on this acquisition being amortised over 10 years.

Intangible assets

Positive goodwill arising on acquisitions is capitalised, classified as an asset on the balance sheet and amortised on a straight-line basis over its useful economic life up to a presumed maximum of 20 years. It is reviewed for impairment at the end of the first full financial year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable. If a subsidiary, associate or business is subsequently sold or closed, any goodwill arising on acquisition that has not been amortised through the profit and loss account is taken into account in determining the profit or loss on sale or closure.

Depreciation

Depreciation is provided on all tangible fixed assets, other than freehold land, at rates calculated to write off the cost or valuation, less estimated residual value based on prices prevailing at the date of acquisition of each asset evenly over its expected useful life, as follows:

TRAVELBAG HOLDINGS LIMITED
NOTES TO THE ACCOUNTS

1.    Accounting Policies (Continued)

Freehold buildings	—	over 50 years
Leasehold land and buildings	—	over the life of the lease
Motor vehicles	—	over 4 years
Office equipment	—	over 5 years
Furniture and fittings	—	over 10 years
Design and development costs	—	over 5 years
Computer hardware	—	over 5 years
Computer software	—	over 5 years
Telecommunication equipment	—	over 10 years

Stocks

Stocks are stated at the lower of cost and net realisable value.

Turnover

Turnover is attributable to the group's continuing principal activity and arises wholly within the United Kingdom.

In the majority of cases, the group does not take ownership of the products or services being sold and acts as agent, receiving a commission from the supplier of the products or services being sold. In these cases, turnover represents commission earned less amounts due or paid on any commission shared.

In a limited number of cases, the group acts as principal and purchases the products or services for resale. Where the group acts as principal, turnover represents the price at which the products or services have been sold.

Turnover is recognised once charges to the customer's credit card have been made, except for travel as noted below, and is stated exclusive of value added tax and associated taxes.

Travel turnover is recognised at the time the reservation is ticketed as the customer does not have the ability to cancel tickets or obtain refunds after ticketing and all amounts have been received.

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less, tax, with the following exceptions:

•	Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All differences are taken to the profit and loss account.

Leasing and hire purchase commitments

Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership of the assets have passed to the company, and hire purchase contracts are capitalised in the

TRAVELBAG HOLDINGS LIMITED
NOTES TO THE ACCOUNTS

1.    Accounting Policies (Continued)

balance sheet and are depreciated over their useful lives. The capital elements of future obligations under the leases and hire purchase contracts are included as liabilities in the balance sheet.

The interest element of the rental obligations is charged to the profit and loss account over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Rentals paid under operating leases are charged in the profit and loss account on a straight-line basis over the lease term.

Pensions

The group operates a defined contribution pension scheme. Contributions are charged to the profit and loss account as they become payable in accordance with the rules of the scheme.

2.    Operating Profit/(Loss)

(a)    This is stated after charging:

		Year ended 31 March
		2002	2001	2000
		£000	£000	£000
Auditors' remuneration	*— audit services	53	31	26
	— non-audit services	25	37	35
Amortisation		114	—	—
Depreciation		1,074	829	764
Operating lease rentals	— plant and machinery	41	90	81
	— other	1,162	761	673

*	In addition to the above, Ernst & Young LLP earned fees of £44,000 in connection with the acquisition of Bridge The World Travel Service Limited, which have been included within acquisition expenses.

(b)    Exceptional items

Included within administrative expenses for 2002 are exceptional redundancy costs totalling £219,000.

Operating cash flows are reduced by £219,000 in respect of these costs. The tax charge has been reduced by £66,000 in respect of these costs.

3.    Directors' Remuneration

	Year ended 31 March
	2002	2001	2000
	£000	£000	£000
Emoluments	404	172	175
Contributions to money purchase pension schemes	58	15	15
	462	187	190

TRAVELBAG HOLDINGS LIMITED
NOTES TO THE ACCOUNTS

3.    Directors' Remuneration (Continued)

	Year ended 31 March
	2002	2001	2000
	No.	No.	No.
Members of money purchase pension schemes	2	1	1

	Year ended 31 March
	2002	2001	2000
	£000	£000	£000
The amounts in respect of the highest paid director are as follows: Emoluments (excluding pension contributions)	197	172	175
Contributions to money purchase pension schemes	30	15	15

4.    Staff Costs

	Year ended 31 March
	2002	2001	2000
	£000	£000	£000
Wages and salaries	13,855	9,958	9,484
Social security costs	1,120	899	857
Other pension costs	119	114	73
	15,094	10,971	10,414

The monthly average number of group employees during the period was as follows:

Year ended 31 March
2002	2001	2000
£000 No.	£000 No.	£000 No.
644	573	599

5.    Interest Receivable and Similar Income

	Year ended 31 March
	2002	2001	2000
	£000 No.	£000 No.	£000 No.
Short term deposits	827	901	561

TRAVELBAG HOLDINGS LIMITED
NOTES TO THE ACCOUNTS

6.    Tax

(a)    Analysis of tax charge in the year

	Year ended 31 March
	2002	2001	2000
	£000	£000	£000
Current tax
UK corporation tax, based on the profit/(loss) for the year	320	657	(428)
Adjustments in respect of previous periods	29	—	(12)
Total current tax (Note 6b)	349	657	(440)
Deferred tax
Origination and reversal of timing differences	(123)	30	72
Total deferred tax	(123)	30	72
Tax on profit/(loss) for the year	226	687	(368)

(b)    Factors affecting tax charge for the year:

The tax assessed on the profit on ordinary activities for the year is different to the standard rate of corporation tax in the UK of 30%. The differences are reconciled below:

	Year ended 31 March
	2002	2001	2000
	£000	£000	£000
Profit/(loss) on ordinary activities before tax	1,794	2,021	(1,265)
Profit on ordinary activities multiplied by standard rate of
Corporation tax in the UK of 30%	538	606	(380)
Effects of:
Expenses not deductible for tax purposes	77	81	65
Decelerated/(accelerated) capital allowances	63	(30)	(81)
Utilisation of losses	(212)	—	(26)
Adjustments to tax charge in respect of prior years	29	—	(12)
Marginal relief	—	—	(6)
Other timing differences	(146)	—	—
Total current tax charge (Note 6a)	349	657	(440)

7.    Acquisition

On 13 December 2001, the company acquired the entire issued share capital of Bridge The World Travel Service Limited by way of a share for share exchange.

TRAVELBAG HOLDINGS LIMITED
NOTES TO THE ACCOUNTS

7.    Acquisition (Continued)

Analysis of the acquisition of Bridge The World Travel Service Limited:

Net assets at date of acquisition	Adjustments		Book Value	Adjustments	Fair Value
			£000	£000	£000
Fixed assets	(a	)	1,625	15	1,640
Stocks			6	–	6
Current asset investments	(b	)	19	(10)	9
Debtors	(c	)	6,596	(6,025)	571
Cash			7,863	–	7,863
Current liabilities	(c	)	(15,367)	5,881	(9,486)
Long–term liabilities			(58)	–	(58)
Deferred tax balances	(d	)	(37)	37	–
Net assets			647	(102)	545
Goodwill arising on acquisition					3,551
					4,096
Discharged by:
Fair value of shares issued (see analysis below)					4,003
Costs associated with the acquisition					93
					4,096

Adjustments to book value:

(a)	Recognition of higher carrying value of freehold property, subsequently disposed of.
(b)	Recording listed investments at market value.
(c)	Alignment of revenue recognition accounting policies between the group and the acquired company.
(d)	Deferred tax assessed at acquisition date.

The following shares were issued and credited as fully paid in connection with the acquisition:

	No.	£
New ordinary shares of £1 each	2,895,435	2,895,435
New "B" ordinary shares of £1 each	1,107,314	1,107,314
	4,002,749	4,002,749

In the period from 1 March 2001 to acquisition, Bridge The World Travel Service Limited recorded turnover of £4,506,000, an operating loss of £1,300,000 and a loss before and after tax of £1,200,000. Bridge The World Travel Service Limited has contributed the following amounts to the group's cash flow in the period since acquisition: net cash flow from operating activities outflow £3,800,000, returns on investment and servicing of finance outflow £60,000, and capital expenditure and financial investment inflow £300,000.

TRAVELBAG HOLDINGS LIMITED
NOTES TO THE ACCOUNTS

8.    Reconciliation of Shareholders' Funds and Movements on Reserves

	Share capital £000	Preference shares £000	Share premium account £000	Capital reserve £000	Merger reserve £000	Profit and loss account £000	Total £000
At 1 April 1999	105	–	117	8	–	3,095	3,325
Adjustments on group reconstruction	14,758	–	(117)	(8)	(14,633)	–	–
At 1 April 1999 as restated	14,863	–	–	–	(14,633)	3,095	3,325
Loss for the period	–	–	–	–	–	(897)	(897)
At 31 March 2000	14,863	–	–	–	(14,633)	2,198	2,428
Profit for the period	–	–	–	–	–	1,334	1,334
Preference share dividend	–	–	–	–	–	(38)	(38)
Restructuring dividend	–	–	–	–	–	(310)	(310)
Preference share conversion	(940)	940	–	–	–	–	–
Issue of preference shares	–	310	–	–	–	–	310
At 31 March 2001	13,923	1,250	–	–	(14,633)	3,184	3,724
Profit for the year	–	–	–	–	–	1,568	1,568
Preference share dividend	–	–	–	–	–	(38)	(38)
Issue of ordinary shares	2,896	–	–	–	–	–	2,896
Issue of "B" ordinary shares	1,107	–	–	–	–	–	1,107
At 31 March 2002	17,926	1,250	–	–	(14,633)	4,714	9,257

9.    Financial Commitments

The group had annual commitments under non-cancellable operating leases as set out below:

		31 March 2002		31 March 2001
	Land and buildings	Other	Land and buildings	Other
	£000	£000	£000	£000
Operating leases which expire:
in less than one year	10	8	–	13
within two to five years	667	25	600	77
in over five years	526	–	327	–
	1,203	33	927	90

The group had outstanding forward foreign exchange contracts amounting to £1,699,000 (2001: £2,269,763).

TRAVELBAG HOLDINGS LIMITED
NOTES TO THE ACCOUNTS

10.    Notes to the Statement of Cash Flows

(a) Reconciliation of operating profit/(loss) to net cash inflow from operating activities

	Year ended 31 March
	2002	2001	2000
	£000	£000	£000
Operating profit/(loss)	505	1,120	(1,915)
Amortisation	114	–	–
Depreciation	1,074	829	764
Increase in debtors	(1,288)	(1,163)	(360)
Increase in stocks	(16)	(41)	–
(Decrease)/increase in creditors	(2,664)	322	2,696
Net cash (outflow)/inflow from operating activities	(2,275)	1,067	1,185

(b) Analysis of cash flows for headings netted in the statement of cash flows

	Year ended 31 March
	2002	2001	2000
	£000	£000	£000
Returns on investments and servicing of finance
Interest received	827	901	555
Income from short–term investments	6	–	–
	833	901	555

	Year ended 31 March
	2002	2001	2000
	£000	£000	£000
Taxation
Corporation tax paid	(576)	(2)	(325)

	Year ended 31 March
	2002	2001	2000
	£000	£000	£000
Capital expenditure and financial investment
Payments to acquire tangible fixed assets	(2,025)	(728)	(2,212)
Payments to acquire short–term investments	–	–	(207)
Proceeds from sale of short term investments	81	–	1,052
Proceeds from sale of tangible fixed assets	292	2	–
	(1,652)	(726)	(1,367)

TRAVELBAG HOLDINGS LIMITED
NOTES TO THE ACCOUNTS

10.    Notes to the Statement of Cash Flows (Continued)

	Year ended 31 March
	2002	2001	2000
	£000	£000	£000
Acquisitions and disposals
Purchase of subsidiary undertaking – Expenses	(93)	–	–
– Net cash acquired	7,863	–	–
	7,770	–	–

(c) Analysis of cash flows for headings netted in the statement of cash flows

	Year ended 31 March
	2002	2001	2000
	£000	£000	£000
Management of liquid resources
Cash placed on deposit	(4,845)	(841)	(4,440)

	Year ended 31 March
	2002	2001	2000
	£000	£000	£000
Financing
New bank loan	1,000	–	–

(d) Analysis of changes in net funds

	At 1 April 1999	Cash flow	At 31 March 2000
	£000	£000	£000
Cash at bank and in hand	7,430	(4,392)	3,038
Short term deposits	6,224	4,440	10,664
	13,654	48	13,702

	At 1 April 1999	Cash flow	At 31 March 2000
	£000	£000	£000
Cash at bank and in hand	3,038	399	3,437
Short term deposits	10,664	841	11,505
	13,702	1,240	14,942

	At 1 April 1999	Cash flow	Acquisition	At 31 March 2000
	£000	£000	£000	£000
Cash at bank and in hand	3,437	(7,608)	7,863	3,692
Short term deposits	11,505	4,845	–	16,350
	14,942	(2,763)	7,863	20,042
New bank loan	–	(1,000)	–	(1,000)
Director loan	–	–	(58)	(58)
	14,942	(3,763)	7,805	18,984

TRAVELBAG HOLDINGS LIMITED
NOTES TO THE ACCOUNTS

10.    Notes to the Statement of Cash Flows (Continued)

11.    Related Party Transactions

The acquisition of Bridge The World Travel Service Limited included the issue of shares to J Bridge who subsequently became a director of the company

12.    Controlling Party

The directors considered the company's ultimate parent undertaking and controlling party to be ebookers plc. It has not yet included the company in its group financial statements.

13.    Companies Act 1985

These financial statements do not comprise the Company's statutory accounts within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the years ended 31 March 2001 and 2002 on which the auditors' reports were unqualified, have been delivered to the Registrar of Companies for England and Wales.

14.    Differences Between United Kingdom and United States Generally Accepted
        Accounting Principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain respects from US generally accepted accounting principles ("US GAAP"). The differences applicable to the Group are presented below.

The following tables provide a reconciliation of the profit for the financial year and comprehensive income under UK GAAP to the equivalent amounts under US GAAP.

Profit and Loss Account

	Year ended 31 March
	2002	2001
	£000	£000
Profit for the financial year in accordance with UK GAAP	1,568	1,334
Adjustments:
Goodwill amortisation	114	–
Intangible assets amortisation	(57)	–
Profit on disposal of fixed assets	(456)	–
Unrecognised gains/(losses) on forward contracts	118	–
Impact of changes on adoption of SFAS 133	82	–
Deferred tax: methodology on above adjustments	(16)	97
	60	–
Net income as adjusted to accord with US GAAP	1,413	1,431
Comprising:
Income before cumulative effect of change in accounting principle	1,331	1,431
Cumulative effect on prior years of change in accounting principle	82	–
Net income	1,413	1,431

TRAVELBAG HOLDINGS LIMITED
NOTES TO THE ACCOUNTS

14.    Differences Between United Kingdom and United States Generally Accepted
        Accounting Principles (Continued)

Comprehensive income statement

	Year ended 31 March
	2002	2001
	£000	£000
Net income	1,413	1,431
Other comprehensive income/(loss):
Valuation of investments	(48)	(55)
Total comprehensive income	1,365	1,376

Consolidated statement of cash flows

The consolidated statements of cash flows presented under UK GAAP present substantially the same information as those required under US GAAP but differ with regard to the classification of items within the statements and as regards the definition of cash and cash equivalents. Under US GAAP, cash and cash equivalents would not include bank overdrafts and the company classifies deposits with a remaining maturity of more than three months and those temporarily restricted as short-term deposits.

Under UK GAAP, cash flows are presented separately for operating activities, dividends from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions, equity dividends and management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow to be reported; operating, investing and financing. Under US GAAP, cash paid or received for interest and income taxes would be included in operating activities and capital expenditure would be included within investing activities.

Under US GAAP, the following would be reported:

	Year ended 31 March
	2002	2001
	£000	£000
Net cash (used in)/generated by in operating activities	(2,851)	1,057
Net cash generated by investing activities	6,951	175
Net cash used in financing activities	(58)	–
Increase in cash and cash equivalents	4,042	1,232
Cash and cash equivalents at the beginning of period	14,942	13,702
Cash and cash equivalents at the end of period	18,984	14,934

Description of US GAAP differences

Acquisition accounting

The fair value of consideration in the form of ordinary shares was measured at the completion (closing) date. The identifiable assets acquired and liabilities assumed are those of the acquired entity that existed at the date of acquisition. Identifiable assets and liabilities are those that are capable of being disposed of or settled separately, without disposing of the business of the entity, and are measured at fair values that reflect the condition at acquisition. Separately identifiable intangible fixed assets are only recognised to the extent that they do not increase or create negative goodwill. The fair value of consideration in the form of ordinary shares is measured on the date the transaction is agreed and announced, rather than the date of completion, of the acquisition. In the case of the acquisition of Bridge the World, no difference arose on the value of the consideration under UK GAAP and US

TRAVELBAG HOLDINGS LIMITED
NOTES TO THE ACCOUNTS

14.    Differences Between United Kingdom and United States Generally Accepted
        Accounting Principles (Continued)

GAAP. The consideration is allocated to all identifiable assets acquired and liabilities and independent valuations are used as an aid in determining estimated fair values. If negative goodwill arises after the initial allocation of the consideration to all identifiable assets and liabilities, then the values of the tangible assets are reduced proportionally so as to eliminate the negative goodwill arising.

Under UK GAAP, all the consideration in excess of net assets was treated as goodwill. For the purposes of US GAAP, a purchase price allocation has been performed which results in a valuation of £1,945,000 being ascribed to the Bridge The World brand. The brand has been given a useful life of 10 years. Under US GAAP, as a result of the permitted early adoption of Statement of Financial Accounting Standards No. 142: Goodwill and Other Intangible Fixed Assets ("SFAS 142") as of 1 April 2001, the Company is no longer required to amortise goodwill and other intangible assets with indefinite lives but will be required to subject these assets to periodic testing for impairment. Upon adoption of SFAS 142, the Company stopped the amortisation of goodwill resulting from business combinations. Under UK GAAP, the Company is required to amortise goodwill and other intangible assets over their estimated useful lives.

Profit on disposal of fixed assets

Cheriton House, the former Travel bag Holdings Limited head office, was sold in the year ended 31 March 2002 for £1,320,000, which, after fees, resulted in a profit on disposal of £456,000. Although completion on the sale was not due to take place until 26 June 2002, contracts were exchanged on 18 March 2002 and as the contract was unconditional this was recognised as a disposal in the year. This resulted in the accounts including an "other debtor" for the proceeds of £1,320,000 as these were not due until completion.

In accordance with SFAS 66, as the consideration for the sale was not received by the company prior to the year end, this sale has been reversed and taken in the subsequent period for the purposes of US GAAP.

Valuation of investments

Under UK GAAP, investments, whether fixed assets or current assets, may be carried at either cost or valuation. The group currently carries its investments at cost and discloses the market value within the accounts. Under US GAAP, as the investments are held for sale they would be recorded at fair value, and are re-valued at the end of each reporting period. The difference on valuation is reflected in equity as a component of other comprehensive income.

Deferred taxation

Under UK GAAP, the group provides for deferred taxation on all timing differences with the exception of deferred tax assets where it is not considered to be more likely than not that there will be suitable taxable profits to offset the timing differences.

Under US GAAP, deferred taxation is generally provided on a full liability basis on all temporary differences between the book and tax basis of assets and liabilities. An adjustment has been recorded where deferred tax relating to "temporary differences" under U.K GAAP have not been provided for.

Forward contracts

On April 1, 2001 the group adopted Statement of Financial Accounting Standards No. 133 'Accounting for Derivative Instruments and Hedging Activities' (SFAS 133) as amended by Statement Nos. 137 and 138, for US GAAP reporting.

SFAS 133, as amended, requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings

TRAVELBAG HOLDINGS LIMITED
NOTES TO THE ACCOUNTS

14.    Differences Between United Kingdom and United States Generally Accepted
        Accounting Principles (Continued)

or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. To the extent certain criteria are met, SFAS 133 permits, but does not require, hedge accounting.

The group enters into forward currency contracts. The purpose is to manage the currency risks arising from the group's operations. These contracts do not qualify for hedge accounting under SFAS 133. The adoption of SFAS 133 resulted in a cumulative effect of an accounting adjustment at 1 April 2001 of £82,000.

Recent accounting pronouncements

SFAS 150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities in statements of financial position. The statement will cause mandatorily redeemable preferred stocks and several other instruments previously classified as equity or mezzanine capital to be recorded as debt. SFAS 150 is effective for financial instruments entered into or modified after 31 May 2003, and is otherwise effective at the beginning of the first interim period beginning after 15 June 2003. The Company is currently evaluating the provisions of SFAS 150 and has not yet determined whether the provisions will have a material impact on its consolidated results of operations and financial position upon adoption.

FIN 46 requires identification of the Company's participation in variable interests entities ("VIE"), which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit them to operate on a stand alone basis, or whose equity holders lack certain characteristics of a controlling financial interest. Then, for entities identified as VIE, FIN 46 sets forth a model to evaluate potential consolidation based on an assessment of which party to the VIE, if any, bears a majority of the exposure to its expected losses, or stands to gain from a majority of its expected returns. FIN 46 also sets forth certain disclosures regarding interests in VIE that are deemed significant, even if consolidation is not required. FIN 46 is effective for VIE's created after 31 January 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after 15 June 2003 to VIEs in which an entity holds a variable interest that it acquired before 1 February 2003. The Company is currently evaluating the provisions of FIN 46 and has not yet determined whether the provisions will have a material impact on its consolidated results of operations and financial position upon adoption.